Austin Gold Corp.

1021 West Hastings Street, 9th Floor

Vancouver, BC Canada V6C 0C3

April 29, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Austin Gold Corp. Registration Statement on Form S-1 File No. 333-260404

Ladies and Gentlemen:

Austin Gold Corp. (the “Company”) hereby withdraws its request submitted on April 28, 2022 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on May 2, 2022 at 4:30 p.m., Eastern Time.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on May 3, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Dorsey & Whitney LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jason K. Brenkert, of Dorsey & Whitney LLP, special counsel to the Company, at (303) 352-1133, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Dennis Higgs
Dennis Higgs
President of Austin Gold Corp.